October 28, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Doris Stacey Gama

Re:	OnKure Therapeutics, Inc.

Registration Statement on Form S-1

File No. 333-282792

Acceleration Request

Requested Date:   October 30, 2024

Requested Time:    4:30 p.m. Eastern Time, or as soon thereafter as practicable

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, OnKure Therapeutics, Inc. (the “Company”) hereby requests that its Registration Statement on Form S-1 (File No. 333-282792) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Jennifer Knapp at (650) 849-3041.

Sincerely,

ONKURE THERAPEUTICS, INC.

By:	/s/ Nicholas A. Saccomano
Nicholas A. Saccomano
Chief Executive Officer

cc:	Jennifer Knapp, Wilson Sonsini Goodrich & Rosati